Exhibit 99.2

DHX MEDIA LTD.

Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the Annual and Special Meeting of shareholders of DHX Media Ltd. (the “Company”) held on December 16, 2015 (the “Meeting”), in accordance with Section 11.3 of NI 51-102, the Company hereby advises of the following voting results obtained at the Meeting:

Items Voted Upon	Voting Result
1. Election of Directors	The ten (10) nominees for Directors who were proposed by management of the Company were elected pursuant to a vote conducted by ballot. The votes were cast for each nominee as follows:

	For	Withheld
Elizabeth Beale	99.94%	0.06%
David Colville	99.96%	0.04%
Sir Graham Day	99.99%	0.01%
Michael Donovan	97.35%	2.65%
Deborah Drisdell	99.95%	0.05%
Dana Landry	100.00%	0.00%
Geoffrey Machum	98.07%	1.93%
Robert Sobey	99.73%	0.27%
Catherine Tait	99.95%	0.05%
Donald Wright	96.21%	3.79%

1. Appointment of PricewaterhouseCoopers LLP as the auditor of the Company and authorization of the Directors to fix the remuneration to be paid to the auditor

PricewaterhouseCoopers LLP were appointed as the Company’s auditor and the Directors were authorized to fix the remuneration to be paid to the auditors pursuant to a vote conducted by ballot;

99.98% of the votes were cast in favour and 0.02% withheld.

2. Approval of Performance Share Unit Plan as a treasury based plan and reservation of Common Voting Shares and Variable Voting Shares of the Company from treasury under the Performance Share Unit Plan

The Performance Share Unit Plan and the reservation of Common Voting Shares and Variable Voting Shares of the Company from treasury under the Performance Share Unit Plan was approved by a resolution passed by a majority pursuant to a vote conducted by ballot;

82.16% of the votes were cast in favour and 17.84% against.

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